[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

Direct Line: 202.639.7078 Fax: 202.639.7003 vasiliki.tsaganos@friedfrank.com

April 3, 2009

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Deltek, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of Deltek, Inc., a Delaware corporation (the “Company”), we are filing the above referenced Registration Statement on Form S-3 relating to the registration of (i) non-transferable subscription rights (the “Rights”) to purchase the Company’s common stock, and (ii) the shares of the Company’s common stock issuable upon the exercise of the Rights. The filing fee for the Registration Statement is $3,348. The Company has an available credit of $1508 in its account that it intends to apply towards the filing fee, and paid $1840 by wire transfer to the Securities and Exchange Commission, Account Number 152307768324, US Bank, ABA No. 081000210 on March 30, 2009.

Please direct any questions or comments that the Staff may have with regard to the filing to Vasiliki B. Tsaganos at (202) 639-7078.

Sincerely,

/s/ Vasiliki B. Tsaganos
Vasiliki B. Tsaganos